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                    Skadden, Arps, Slate, Meagher & Flom LLP
                              333 West Wacker Drive
                             Chicago, Illinois 60606

                                                                January 25, 2008

Mr. Larry Greene
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

                     Re:  Van Kampen Tax Free Trust --
                     Post-Effective Amendment No. 57 to the
                     Registration Statement on Form N-1A
                     (the "Registration Statement")
                     (File Nos. 002-99715 and 811-04386)
                     -----------------------------------

Dear Mr. Greene:

     Thank you for your telephonic comments regarding Post-Effective Amendment No. 57 to the Registration Statement on Form N-1A for Van Kampen Tax Free Trust (the "Registrant), filed with the Securities and Exchange Commission (the "Commission") on November 30, 2007 pursuant to Rule 485(a) of the General Rules and Regulations of the Commission promulgated under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended (the "1940 Act") (the "General Rules and Regulations"). On behalf of the Registrant, we have summarized your comments to the best of our understanding, below which we have provided our response to those comments. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 58 to the Registrant's Registration Statement on Form N-1A, which will be filed pursuant to Rule 485(b) of the General Rules and Regulations via EDGAR on or about January 25, 2008.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION:

COMMENT 1   PLEASE CONFIRM THAT THE REGISTRANT FILED VIA EDGAR REPORTS WITH
            RESPECT TO THE FIDELITY BOND COVERAGE REQUIRED BY RULE 17g-1 UNDER
            THE 1940 ACT FOR 2005.

Response 1  According to the Registrant's records, the Registrant filed with the
            Commission a paper version of its fidelity bond for 2005.

COMMENT 2   RULE 35d-1(a)(4) UNDER THE 1940 ACT REQUIRES A FUND WHOSE NAME
            SUGGESTS THAT ITS DISTRIBUTIONS ARE EXEMPT FROM FEDERAL INCOME TAX
            OR FROM BOTH FEDERAL AND STATE INCOME TAX TO ADOPT A FUNDAMENTAL
            POLICY "(i) TO INVEST, UNDER NORMAL CIRCUMSTANCES, AT LEAST 80% OF
            THE VALUE OF ITS ASSETS IN

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            INVESTMENTS THE INCOME FROM WHICH IS EXEMPT, AS APPLICABLE, FROM
            FEDERAL INCOME TAX OR FROM BOTH FEDERAL AND STATE INCOME TAX; OR
            (ii) TO INVEST, UNDER NORMAL CIRCUMSTANCES, ITS ASSETS SO THAT AT LEAST 80% OF THE INCOME THAT IT DISTRIBUTES WILL BE EXEMPT, AS APPLICABLE, FROM FEDERAL INCOME TAX OR FROM BOTH FEDERAL AND STATE INCOME TAX." PLEASE CONFIRM THAT EACH SERIES OF THE REGISTRANT WHOSE NAME SUGGESTS THAT ITS DISTRIBUTIONS ARE EXEMPT FROM FEDERAL INCOME TAX OR FROM BOTH FEDERAL AND STATE INCOME TAX COMPLIES WITH SUCH RULE.


Response 2  The Registrant confirms that each of its series whose name suggests that its distributions are exempt from federal income tax or from both federal and state income tax complies with Rule 35d-1(a)(4) under the 1940 Act.

COMMENT 3   PLEASE CONFIRM THAT ALL OF THE FINANCIAL INFORMATION CONTAINED IN
            THE REGISTRATION STATEMENT COMPLIES WITH SECTION 10(a)(3) UNDER THE
            1933 ACT.

Response 3  The Registrant confirms that all of the financial information contained in Post-Effective Amendment No. 58 to the Registrant's Registration Statement on Form N-1A, which will be filed pursuant to Rule 485(b) of the General Rules and Regulations via EDGAR on or about January 25, 2008, will comply with Section 10(a)(3) under the 1933 Act.

COMMENT 4   IN THE FIFTH PARAGRAPH OF THE SECTION ENTITLED "INVESTMENT
            OBJECTIVES, INVESTMENT STRATEGIES AND RISKS -- MUNICIPAL
            SECURITIES," THE REGISTRANT STATES THAT ONE OF ITS SERIES, VAN
            KAMPEN MUNICIPAL INCOME FUND, MAY INVEST "IN DERIVATIVE VARIABLE
            RATE MUNICIPAL SECURITIES SUCH AS INVERSE FLOATERS..." IF SUCH FUND
            INTENDS TO INVEST IN INVERSE FLOATING RATE OBLIGATIONS THAT ARE TO
            BE ACCOUNTED FOR AS SECURED BORROWINGS, PLEASE ADD RELEVANT
            DISCLOSURE.

Response 4  The requested disclosure is located in Van Kampen Municipal Income
            Fund's prospectus in footnote 9 to the table entitled "Annual Fund Operating Expenses," which is in the section entitled "Fees and Expenses of the Fund." Thus, the Registrant does not believe that additional disclosure is necessary.

COMMENT 5   IN THE SECTION ENTITLED "INVESTMENT OBJECTIVES, INVESTMENT
            STRATEGIES AND RISKS -- INSURANCE -- GENERAL," PLEASE ADD ANY
            ADDITIONAL NECESSARY DISCLOSURE REGARDING THE POSSIBILITY THAT AN
            INSURER OF A MUNICIPAL SECURITY PURCHASED BY ONE OF THE SERIES OF
            THE REGISTRANT MIGHT SUFFER A DOWNGRADE OF ITS CLAIMS-PAYING ABILITY
            BY A RATING AGENCY OR MIGHT NOT BE ABLE TO HONOR ITS OBLIGATIONS
            UNDER ALL CIRCUMSTANCES.

Response 5  The Fund notes that the requested disclosure is currently in the section referenced however, the Fund has added additional disclosure.


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COMMENT 6   IN THE SECTION ENTITLED "STATE SPECIFIC CONSIDERATIONS -- SPECIAL
            RISK CONSIDERATIONS RELATING TO CALIFORNIA MUNICIPAL SECURITIES," PLEASE MAKE ANY NECESSARY UPDATES TO THE INFORMATION CONTAINED THEREIN.

Response 6  The Registrant will update such section in Post-Effective Amendment
            No. 58 to the Registrant's Registration Statement on Form N-1A, which will be filed pursuant to Rule 485(b) of the General Rules and Regulations via EDGAR on or about January 25, 2008.

COMMENT 7   IN THE SECTION ENTITLED "STRATEGIC TRANSACTIONS -- OPTIONS," PLEASE
            CLARIFY ANY LIMITS IMPOSED ON THE ABILITY OF EACH SERIES OF THE
            REGISTRANT TO INVEST IN FUTURES CONTRACTS AND OPTIONS ON FUTURES
            CONTRACTS.


Response 7  Each series of the Registrant, except Van Kampen New York Tax Free
            Income, has a policy to invest 80% of its net assets in municipal securities; Van Kampen New York Tax Free Income Fund has a policy to invest 80% of its net assets in New York municipal securities. Therefore, all of the series' other investments, including any derivative investments, combined could not exceed 20% of each series' assets. The Registrant is not aware of any requirement mandating that such limits be disclosed in a Fund's registration statement when such investments are not principal investment strategies nor principal investment risks and the Registrant does not believe that disclosure of any limits would be particularly helpful given each series' 80% policy. The Registrant respectfully submits that no additional disclosure is necessary.

COMMENT 8   PLEASE CONFIRM THAT THE PROSPECTUS OF EACH SERIES OF THE REGISTRANT
            CONTAINS THE SUBSTANCE OF THE INFORMATION LOCATED IN THE SECTION
            ENTITLED "STRATEGIC TRANSACTIONS -- COMBINED TRANSACTIONS."

Response 8  As entering into combined derivative transactions is not a principal investment strategy of any of the series of the Registrant, the Registrant respectfully submits that no additional disclosure related to such transactions is necessary in any of its series' prospectuses.

COMMENT 9   THE SECTION ENTITLED "INVESTMENT RESTRICTIONS" EXPLAINS THAT THE
            CALIFORNIA INSURED TAX FREE FUND HAS A FUNDAMENTAL INVESTMENT
            RESTRICTION THAT IT SHALL NOT: "SELL ANY SECURITIES 'SHORT,' WRITE,
            PURCHASE OR SELL PUTS, CALLS OR COMBINATIONS THEREOF, OR PURCHASE OR
            SELL INTEREST RATE OR OTHER FINANCIAL FUTURES CONTRACTS OR INDEX
            CONTRACTS OR OPTIONS ON FUTURES CONTRACTS, EXCEPT AS HEDGING
            TRANSACTIONS IN ACCORDANCE WITH THE REQUIREMENTS OF THE SEC AND THE
            CFTC." EACH OTHER SERIES OF THE REGISTRANT HAS A SIMILAR FUNDAMENTAL
            INVESTMENT RESTRICTION. PLEASE SUPPLEMENTALLY EXPLAIN THE MEANING OF
            THE CLAUSE "...EXCEPT AS HEDGING TRANSACTIONS IN ACCORDANCE WITH THE
            REQUIREMENTS OF THE SEC AND THE CFTC."


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Response 9  At the time the Board of Trustees of each series of the Registrant adopted the series' fundamental investment restrictions, the CFTC had certain requirements related to the use of futures contracts by investment companies. The Board of Trustees recognized that such requirements might change over time, and that the Commission may choose to add its own requirements related to the use of futures contracts or other derivative instruments. Accordingly, the clause was drafted in such a way so as to allow each series of the Registrant to adapt to any changes in requirements by the CFTC and/or the Commission without having to obtain shareholder approval to amend the fundamental investment restriction in question.

COMMENT 10  WITH RESPECT TO THE LITIGATION DISCLOSED IN THE SECTION ENTITLED
            "INVESTMENT ADVISORY AGREEMENT -- LITIGATION INVOLVING THE ADVISER," PLEASE CONFIRM THAT THE REGISTRANT AND/OR ANY AFFILIATED PERSONS THEREOF HAVE FILED ALL OF THE DOCUMENTS REQUIRED BY SECTION 33 OF THE 1940 ACT.

Response 10 The Registrant is not aware that any Section 33 filings have been made with respect to the litigation referenced; however, if necessary, the Registrant will make such filings as soon as practicable.

                                 *      *      *

     In connection with the effectiveness of the Registration Statement, the Registrant acknowledges that the disclosure included in the Registration Statement is the responsibility of the Registrant. The Registrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement, and that the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions concerning our responses to your comments, please direct them to Alice Gerstel at (212) 296-6992 or the undersigned at
(312) 407-0863.


                                                     Sincerely,


                                                     /s/ Charles B. Taylor